Exhibit 99.1

Alibaba Group Prices US$2.65 Billion Offering of U.S. Dollar-denominated Senior Unsecured Notes and RMB17 Billion Offering of RMB-denominated Senior Unsecured Notes

Hangzhou, China, November 19, 2024 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba,” “Alibaba Group” or the “Company”) today announced the pricing of (i) an offering of US$2.65 billion aggregate principal amount of U.S. dollar-denominated senior unsecured notes, consisting of:

US$1,000,000,000 4.875% notes due 2030 at an issue price per note of 99.838%;

US$1,150,000,000 5.250% notes due 2035 at an issue price per note of 99.649%; and

US$500,000,000 5.625% notes due 2054 at an issue price per note of 99.712% (collectively, the “USD Notes”);

and (ii) an offering of RMB17 billion aggregate principal amount of RMB-denominated senior unsecured notes, consisting of:

RMB8,400,000,000 2.65% notes due 2028 at an issue price per note of 100%;

RMB5,000,000,000 2.80% notes due 2029 at an issue price per note of 100%;

RMB2,500,000,000 3.10% notes due 2034 at an issue price per note of 100%; and

RMB1,100,000,000 3.50% notes due 2044 at an issue price per note of 100% (collectively, the “RMB Notes,” and together with the USD Notes, the “Notes”).

The offering of the USD Notes is expected to close on November 26, 2024, and the offering of the RMB Notes is expected to close on November 28, 2024, both subject to customary closing conditions.

Alibaba intends to use the net proceeds from the offering of the Notes for general corporate purposes, including repayment of offshore debt and share repurchases.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. The USD Notes are being offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act and to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the U.S. Securities Act. Alibaba intends to enter into a registration rights agreement in connection with the offering of the USD Notes, under which it will agree to use commercially reasonable efforts to file an exchange offer registration statement to exchange the USD Notes for a new issue of substantially identical debt securities registered under the Securities Act or, under specified circumstances, a shelf registration statement to cover resales of the USD Notes. The RMB Notes are being offered and sold only to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the U.S. Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any offering of securities will be made by means of one or more offering documents, which will contain detailed material information about the Company and its management and financial statements.

This press release contains information about the pending offering of the Notes, and there can be no assurance that the offering will be completed.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds, the terms of the Notes, the intention of the Company to enter into a registration rights agreement in connection with the offering of the USD Notes and the terms of such agreement, and whether the Company will complete the offering of the Notes, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: financial community and rating agency perceptions of the company and its business, financial condition and the industries in which it operates, market conditions, and the satisfaction of customary closing conditions related to the proposed offering. Further information regarding these and other risks is included in Alibaba’s filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lydia Liu

Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com